

March 24, 2009

Mr. James F. Roberts
Chief Executive Officer and Chairman
Foundation Coal Holdings, Inc.
Foundation Coal Corporation
999 Corporate Boulevard, Suite 300
Linthicum Heights, Maryland 21090

> **Re:** **Foundation Coal Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 20, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **File No. 1-32331**
>
> **Foundation Coal Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 20, 2008**
> **File No. 333-120979-49**
>
> **Supplemental Response Dated March 23, 2009**

Dear Mr. Roberts:

      This letter will confirm that the following comments were conveyed to you telephonically on March 24, 2009.

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

1.   The Form 10-K you filed for Foundation Coal Corporation on 3/20/2009 should provide more information regarding Items 10 through 13, all of which you simply indicate have been "Omitted" without further explanation. Rather than indicate "omitted", indicate "not applicable" if correct, and explain why it is not applicable.

Schedule 14A Filed April 8, 2008

2.   Your response provided via EDGAR on 3/23/2009 proposes including target information "for 2007 set at the end of 2006." This appears to be at least one if not two years' stale for purposes of your upcoming DEF14A. In that regard, we direct you to the Corporation Finance portion of SEC.GOV, in particular "Staff Observations in the Revision of Executive Compensation Disclosure." That document indicates in part that:

In adopting the revised rules and addressing commenters' requests for clarification about whether the Compensation Discussion and Analysis is limited to compensation for the last fiscal year or should also address prior or current year matters, the Commission stated:

While the Compensation Discussion and Analysis may also require discussion of post-termination compensation arrangements, on-going compensation arrangements, and policies that the company will apply on a going-forward basis, Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the last fiscal year's end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer's compensation for the last fiscal year. Moreover, in some situations it may be necessary to discuss prior years in order to give context to the disclosure provided.

While disclosure will always depend upon each company's particular facts and circumstances, there are a number of situations where a company may find it necessary to discuss prior and current year performance targets to place its disclosure in context or affect a fair understanding of a named executive officer's compensation. It also may be material for a company to disclose whether the

> *company or the named executive officer achieved or failed to achieve targets in prior years. Those situations may include, for example, where a company has a multiple year compensation plan or where target levels vary materially between years. Where a company's disclosure implied that its current or prior year targets were material to an understanding of a named executive officer's compensation for the last fiscal year or were otherwise material in the context of that company's Compensation Discussion and Analysis, consistent with Instruction 2 to Item 402(b) of Regulation S-K, we asked it to disclose prior year and current year targets.*

3.   Lastly, provide clear disclosure regarding the difficulty in hitting undisclosed targets, and direct them to C&DI question and answer 118.04 (which we cited previously) which states in part that "a company that relies on Instruction 4 to omit performance targets is required by the instruction to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria."

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Edythe Katz
        (410) 689-7601